UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                               YOUTICKET.COM,  INC.
                       (Exact  name  of  registrant  as
                    specified  in  its  corporate  charter)



                                   1-28733
                            Commission  File  No.



                         NEVADA                 88-0430607

                                               (IRS Employer
                (State of Incorporation)     Identification No.)





                      300 INTERNATIONAL PARKWAY, SUITE 100
                             HEATHROW, FLORIDA 32746
                 (Address  of  principal  executive  offices)



                               (407)  682-6363
                        (Issuer's  telephone  number)

                               YOUTICKET.COM, INC.
                      300 INTERNATIONAL PARKWAY, SUITE 100
                             HEATHROW, FLORIDA 32746
                                  (407) 682-6363


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

     This Information Statement is being mailed on or about March 5, 2002 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of youticket.com, inc., a Nevada corporation ("YTIX" or the "Company"), as of January 16, 2002. You are receiving this Information Statement in connection with the possible elections of persons designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

     On September 30, 2001, the Company entered into a Reorganization and Stock Purchase Agreement (the "Agreement") with Sobik's International Franchising, Inc. ("Sobik's"), and Weight Loss Forever International, Inc. ("WLF"), which results in a restructuring of the Company's management, Board of Directors, and ownership.

     Pursuant to the terms of the Agreement, the Company issued 26,004,716 shares of the Company's common stock, representing, after the issuance of the shares and other shares to retire youticket.com debt, 80% of the outstanding common stock, to Sobik's in exchange for 10,304,200 shares of WLF common stock, representing 100% of WLF's then outstanding common stock.

     On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Donald A. Mitchell, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, Sobik's requested that Christopher Swartz and John Martin be appointed as directors. The Company, in accordance with Sobik's request, appointed Mr. Swartz and Mr. Martin (the "Appointees") as directors. The Appointees will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder. Mr. Martin and Mr. Swartz are currently officers of the Company.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     As of January 16, 2002, after taking into consideration the issuance of 26,004,716 shares of Common Stock issued to Sobik's pursuant to the Agreement described above, there were 30,755,895 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

     The following table sets forth, as of January 16, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.




                Name and Address of                           Amount and Nature of  Percent
Title of Class  Beneficial Owner                              Beneficial Ownership  of Class (1)
--------------  --------------------------------------------  --------------------  ------------

                Sobik's International Franchising, Inc.
Common . . . .  300 International Parkway, Suite 100
Stock. . . . .  Heathrow, FL  32745                                     26,004,716         84.6%

                Donald A. Mitchell (2) (3)
                c/o Int'l Investment Banking, Inc.
Common . . . .  2101 W. State Rd, # 221
Stock. . . . .  Longwood, FL  32779                                         66,667  Less than 1%

                Christopher Swartz (2) (4)
Common . . . .  c/o Sobik's International Franchising, Inc.
Stock. . . . .  300 International Parkway, Suite 100
                Heathrow, FL  32745                                            -0-            0%

                John Martin (2) (4)
                c/o Sobik's International Franchising, Inc.
Common . . . .  300 International Parkway, Suite 100
Stock. . . . .  Heathrow, FL  32745                                            -0-            0%
                All Officers and Directors as a Group
                (3 Persons)                                                 66,667  Less than 1%



     (1)     Based  on  30,755,895  shares  of  common  stock  outstanding.

     (2)     Indicates  an  Officer  or  Director  of  the  Company.

     (3) Mr. Mitchell submitted his resignation as an officer and director of youticket.com,inc., on December 4, 2001. His resignation as an officer was effective immediately. His resignation as a director will be effective after the applicable filings with the SEC have been filed and any applicable waiting periods have passed for the new directors to take office.

     (4) Mr. Martin will be Chairman of the Board and Mr. Swartz will be directors after the applicable filings with the SEC have been filed and any applicable waiting periods have passed for the new directors to take office. Mr. Martin is currently President of the Company and Mr. Swartz is Secretary and Treasurer.

Changes  in  Control
--------------------

     On September 30, 2001, the Company entered into the Agreement with Sobik's as described herein, which results in a restructuring of the Company's management, Board of Directors, and ownership.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


Name                             Age    Position(s)
----                             ---    -----------

Donald  A.  Mitchell  (1)         67    Director
------------------------          --    --------

John  Martin  (2)  (3)            60    Chairman  of  the  Board  and  President
----------------------            --    ----------------------------------------

Christopher  Swartz  (2)  (3)     31    Director,  Secretary  and  Treasurer
-----------------------------     --    ------------------------------------

(1)     Outgoing  Director
(2)     Incoming  Director
(3) Mr. Martin was appointed as the Company's President on December 4, 2001. Mr. Swartz was appointed as the Company's Secretary and Treasurer on February 12, 2002, but effective retroactive back to December 4, 2001.

     JOHN MARTIN will be the Chairman of the Board effective ten days after this Information Statement is filed and delivered. Mr. Martin was appointed as the Company's President on December 4, 2001. Mr. Martin is the founder and President of Weight Loss Forever International, Inc. He has been President of Weight Loss Forever International, Inc. for over the last five years. As President of Weight Loss Forever International, Inc., Mr. Martin is responsible for overseeing the corporate stores, compliance by the franchise units and all corporate governance. Mr. Martin also helped formulate a line of natural herb products that have proven effective in the Weight Loss Forever Program.

     CHRISTOPHER SWARTZ will be a director effective ten days after this Information Statement is filed and delivered. Mr. Swartz was appointed as the Company's Secretary and Treasurer on December 4, 2001. Mr. Swartz is also
Chairman,  President  and  Chief Executive Officer of Ultimate Franchise System,
Inc. and has held each position since April 1996. Mr. Swartz has also been Chairman, President and Chief Executive Officer of JRECK Subs, Inc. since September 1994. Mr. Swartz is on the Board of Directors of the Florida Restaurant Association and has won multiple National leadership awards from the National Republican Committee. Mr. Swartz is a 1992 honors graduate from Syracuse University.

Certain  Relationships  and  Related  Transactions
--------------------------------------------------

     On September 30, 2001, the Company entered into a Reorganization and Stock Purchase Agreement (the "Agreement") with Sobik's International Franchising, Inc. ("Sobik's"), and Weight Loss Forever International, Inc. ("WLF"), which results in a restructuring of the Company's management, Board of Directors, and ownership.

     Pursuant to the terms of the Agreement, the Company issued 26,004,716 shares of the Company's common stock, representing, after the issuance of the shares and the issuance of other shares to retire youticket.com debt, 80% of the outstanding common stock, to Sobik's in exchange for 10,304,200 shares of WLF common stock, representing 100% of WLF's then outstanding common stock.

     On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its President, Secretary and Treasurer, Mr. Donald A. Mitchell, which was effective immediately. Pursuant to the Agreement and Mr. Mitchell's resignation, The Board of Directors appointed Mr. John Martin as President of the Company and appointed Mr. Christopher Swartz as Secretary and Treasurer of the Company.

     On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Donald A. Mitchell, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, Sobik's requested that Christopher Swartz and John Martin be appointed as directors. The Company, in accordance with Sobik's request, appointed Mr. Swartz and Mr. Martin (the "Appointees") as directors. The Appointees will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, the only delinquencies arise from the transactions explained above, including the recent appointment of Mr. Martin and Mr. Swartz as officers of the Company and soon to be directors of the Company. All of the identified parties are, or have confirmed with the Company that they will be, brought current with respect to their obligations hereunder.


Board  Meetings  and  Committees
--------------------------------

     During the fiscal year ended December 31, 2001, the Board of Directors met on two occasions and took written action on approximately twenty-five occasions. All the members of the Board attended the meetings. The written actions were by unanimous consent.

     The Board of Directors has an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants, although they have not adopted a formal charter. Due to the resignation of Mr. Mitchell and the fact new Directors will be taking office the Directors that will serve on the Audit Committee have not been determined. The Audit Committee has not held any meetings or taken any action as of the date hereof.

     There  are  no  other  committees.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     We currently do not pay any cash salaries to Mr. Donald Mitchell for his services as a director. The Company also does not currently pay any cash salaries to Mr. John Martin or Mr. Christopher Swartz for their services as officers or directors. We also have not issued Mr. Mitchell options as compensation for his services.

     On October 30, 2000, the Company entered into a consulting agreement with Donald A. Mitchell for management services related to the operations of the Company. Under the terms of the agreement, Mr. Mitchell received 2,000,000 shares of Common Stock. The agreement was for a term of one year, and may be terminated by either party, with or without cause, on thirty days written notice.

     A director who is an employee does not receive any cash compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2000 and 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

<BTB>

                                               SUMMARY COMPENSATION TABLE

                         Annual  Compensation                                    Long  Term  Compensation
               -------------------------------------------    --------------------------------------------------------
                                                                                           Awards                  Payouts
                                                                                 -------------------------   ----------------------

                                                                                 RESTRICTED    SECURITIES             ALL
                                                                 OTHER ANNUAL    STOCK         UNDERLYING    LTIP    OTHER
NAME AND PRINCIPAL . . .                SALARY     BONUS         COMPENSATION    AWARDS       OPTIONS SARS  PAYOUTS  COMPENSATION
POSITION. . . . . . . .   YEAR            ($)        ($)               ($)        ($)             (#)      ($)

Donald A. Mitchell (1)
(Director) . . . . . . .  2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

                          2000            -0-        -0-               -0-         -0-            -0-         -0-     -0-

John Martin (2)
(President)          . .  2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Christopher Swartz (3)
(Secretary, Treasurer)    2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Jeffrey M. Harvey (4)
(President, Director)     2001      19,384.56         -0-           12,000         -0-            -0-         -0-     -0-

                          2000            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Byron Rambo (5)
(Director) . . . . . . .  2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

                          2000            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Maria Burkholder (6)
(Secretary,Treasurer). .  2001         31,314        -0-               -0-         -0-            -0-         -0-     -0-

                          2000         42,695        -0-               -0-         -0-        100,000         -0-     -0-

                          1999          3,538        -0-               -0-         -0-            -0-         -0-     -0-

LeAnna Sidhu (7)
(Chairperson, President)  2000         36,000        -0-               -0-         -0-        390,000         -0-     -0-

                          1999            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Virginia Thompson (8)
(Director) . . . . . . .  2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

                          2000            -0-        -0-               -0-         -0-        150,000         -0-     -0-

                          1999            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Alexander H. Williams (9)
(Director) . . . . . . .  2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-

                          2000            -0-        -0-               -0-         -0-        100,000 (10)    -0-     -0-

                          1999            -0-        -0-               -0-         -0-            -0-         -0-     -0-

Carl Dilley (11)
                          2001            -0-        -0-               -0-         -0-            -0-         -0-     -0-




(1) Mr. Mitchell is the currently the only director. Mr. Mitchell submitted his resignation on December 4, 2001, effective upon new directors taking office, which will occur after this filing with the SEC filings and the applicable waiting period, which is 20 days after this filing.
(2) Mr. Martin has been appointed as a director of Company, which will be effective after this filing with the SEC and the applicable waiting period, which is 20 days after this filing.
(3) Mr. Swartz has been appointed as a director of Company, which will be effective after this filing with the SEC and the applicable waiting period, which is 20 days after this filing.
(4) Mr. Harvey resigned as an officer, director and employee of the Company effective September 30, 2001.
(5)  Mr.  Rambo  resigned  as  a  Director  of  the  Company  in  2001.
(6) Ms. Buckholder resigned as an officer and director of the Company effective September 4, 2001.
(7) Ms. Sidhu resigned as an officer, director, and employee of the Company effective August 2000.
(8)  Ms.  Thompson  resigned  as  a  director  of  the  Company  in  2001.
(9)  Mr.  Williams resigned as a director of the Company effective June 4, 2001.
(10) At the time Mr. William's resigned his 100,000 options were not vested and therefore expired.
(11) Mr. Dilley was appointed as a director of the Company in June 2001. Mr. Dilley resigned as a director of the Company effective September 30, 2001.

<BTB>
                                           OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                   (INDIVIDUAL GRANTS)



  NAME                    NUMBER OF SECURITIES      PERCENT OF TOTAL
                          UNDERLYING                OPTIONS/SARS GRANTED
OPTIONS/SARS GRANTED      TO EMPLOYEES IN           EXERCISE OF BASE
                            (#)                       FISCAL YEAR             PRICE ($/SH)        EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------




Donald A. Mitchell                 -0-                      -0-                       -0-              -0-

John Martin                        -0-                      -0-                       -0-              -0-

Christopher Swartz                 -0-                      -0-                       -0-              -0-

Jeffrey M. Harvey                  -0-                      -0-                       -0-              -0-

Byron Rambo                        -0-                      -0-                       -0-              -0-

Maria Burkholder                   -0-                      -0-                       -0-              -0-

LeAnna Sidhu                       -0-                      -0-                       -0-              -0-

Virginia Thompson                  -0-                      -0-                       -0-              -0-

Alexander Williams                 -0-                      -0-                       -0-              -0-



<BTB>

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                             AND FY-END OPTION/SAR VALUES





                                                              NUMBER OF UNEXERCISED               VALUE OF UNEXERCISED IN-THE
SECURITIES UNDERLYING                  MONEY OPTIONSOPTIONS/SARS
OPTIONS/SARS AT FY-END(#)             AT FY-END($)         EXERCISABLE/UNEXERCISABLE             EXERCISABLE/UNEXERCISABLE


NAME                  SHARES ACQUIREDS ON
                         EXERCISE (#)           VALUE REALIZED($)
----------------------------------------------------------------------------------------------------------------------------------
Donald A. Mitchell        -0-                       -0-              -0-                               -0-

John Martin               -0-                       -0-              -0-                               -0-

Christopher Swartz        -0-                       -0-              -0-                               -0-

Jeffrey M. Harvey         -0-                       -0-              -0-                               -0-

Byron Rambo               -0-                       -0-              -0-                               -0-

Maria Burkholder          -0-                       -0-              -0-                               -0-

LeAnna Sidhu              -0-                       -0-              -0-                               -0-

Virginia Thompson         -0-                       -0-              -0-                               -0-

Alexander Williams        -0-                       -0-              -0-                               -0-


Compensation  of  Directors
---------------------------

     The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.


                                        By  order  of  the  Board  of  Directors

                                        /s/  John  Martin
                                        ______________________________
                                        John  Martin,  President